

December 20, 2024

Gerard Kim Meng Lim
Chief Executive Officer
Agroz Inc.
No. 2, Lorong Teknologi 3/4A
Taman Sains Selangor, Kota Damansara
47810 Petaling Jaya, Selangor, Malaysia

> **Re:** **Agroz Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted December 10, 2024**
> **CIK No. 0002009233**

Dear Gerard Kim Meng Lim:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2024, letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Present and Ongoing Related Party Transactions, page 80

1. We note your response to prior comment 15 and reissue comment 4 from our September 16, 2024 comment letter in part. Please revise your description of the Software Development Agreement with Braiven to include a discussion of the perpetual license to use the software granted to Braiven.

Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2024

Note 13. Redeemable Convertible Preference Shares (RCPS), page F-77

2.   We note the AI RCPS balance of $2,177,569 is smaller than their redemption value at $2.50 per share. Please help us understand when and how you plan to accrete the balance to its redemption value, with a potential impact to your statement of operations. As a related matter, since these AI RCPS are not automatically converting into your common stock upon the IPO, please present them as potentially dilutive securities under the Offering, Capitalization, and Dilution sections.

Note 22. Related Party Balances and Transactions, page F-89

3.   You disclosed here that in January 2024, Agroz Group disposed shares in EPetani Sdn. Bhd. which is no longer a related party to the Group. You also disclosed that during the six months period ended June 30, 2024, Agroz Group sold fresh vegetables to EPetani Sdn. Bhd that amounted to MYR3,613,573 (USD766,286). Considering such sales accounted for 96% of your fresh vegetable sales and 53% of total revenue for the period, we have the following comments with regard to Epetani Sdn. Bhd.

- Describe to us your percentage ownership before the share disposal in January 2024, as well as your accounting for this investment prior to the disposal and the disposal.
- Describe to us the ownership composition at Epetani Sdn. Bhd. after your disposal, more specifically any affiliation with your controlling shareholder, key investors, board of directors or key members of management.
- We see you added a revenue recognition policy specifically related to the sales to other platforms on a gross basis. We also note that you purchased $445,412 from Agroz Vertical Farm Sdn. Bhd, and Agroz Ventures Sdn, Bhd. during the six months ended June 30, 2024. Provide us a detailed analysis about your strategy and arrangements, as well as your justification for recognizing revenue on a gross basis when you purchase from, and make sales to, what appear to be affiliated companies. In your response, please include details for your arrangement related to inventory flow and billing practice.
- As a related matter, provide us a list of all your equity investment including your percentage ownership in all of your affiliated companies.
- Revise your disclosures where necessary.

4.   We note your revised disclosure about your 19% proxy holdings in each of Agroz Ventures Sdn. Bhd. and Agroz Vertical Farms Sdn. Bhd. Please address the following comments.

- If not accounted for as equity method investment, tell us your accounting for your investment in these companies.
- You disclosed that you build and sell vertical farms to these companies, operate the vertical farms owned by them, purchase from them, and pay expenses on their behalf. Please tell us and revise to disclose your exposures in these entities,

including but not limited to your purchase and funding obligations, how substantial your obligations are compared to their total sales (in terms of your purchase), and equity holders (in terms of funding), as well as your power to direct these entities and your exposure to potential losses or gains. Refer to IFRS 10 for controlling financial interest analysis.

Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Ross Carmel, Esq.